Mail Stop 3561

December 10, 2007

Alan K. Allred, Chief Executive Officer
Questar Gas Company
180 East 100 South Street
P.O. Box 45360
Salt Lake City, Utah 84145-0360

> **Re:** **Questar Gas Company**
> **Registration Statement on Form S-3 filed November 13, 2007**
> **File No. 333-147317**
> **Form 10-K filed March 20, 2007**
> **Form 10-Q filed November 5, 2007**
> **File No. 333-69210**

Dear Mr. Allred:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3 filed November 13, 2007

1. We note that you filed the exhibits within the body of your registration statement, instead of as separate documents on EDGAR. Please rectify this error and file the exhibits to your registration statement as separate documents

Form 10-K for the period ended December 31, 2006 filed on March 20, 2007

General

2. We note that you filed the exhibits within the body of the report. Please file the exhibits as separate documents. Refer to Item 601 of Regulation S-K.

3. Our records show that your file number is 333-69210 rather than the file number that appears on the cover page. Please make the appropriate revision.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10

Contractual Cash Obligations and Other Commitments, page 13

4. Please disclose scheduled interest payments in your table of payments due by year. To the extent you exclude estimated interest payments related to long-term debt obligations that bear interest at variable interest rates, you should include a footnote to the table that provides appropriate estimates. Refer to Item 303(a)(5) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page 20

5. Please tell us your basis for the net presentation in the proceeds from (costs of) asset dispositions line item under the investing activities section. Otherwise, please revise to separately present proceeds and costs of asset dispositions on a gross rather than net basis. Refer to paragraphs 11, 12 and 13 of SFAS 95.

Note 1 - Summary of Significant Accounting Policies, page 21

Revenue Recognition, page 21

6. Reference is made to your disclosure of the PSCU approved pilot program for a conservation enabling tariff here and throughout the filing and in your subsequent filings on Form 10-Q. Please tell us whether the CET program allows for

automatic adjustment of future rates and why you believe that any additional revenues will be collected within 24 months following the end of the annual period in which they are recognized. In addition, please disclose the terms of the PSCU approved program providing for periodic rate adjustments. Refer to EITF 92-7.

Property, Plant and Equipment, page 22

7.   Please disclose the aggregate capitalized costs of gas wells and other asset categories, if any, relating to your oil and gas producing activities, and the related accumulated depreciation, depletion and amortization as of the end of the year. If capitalized costs of unproved properties are significant, such costs should be separately disclosed. Refer to paragraphs 18, 19 and 20 of SFAS 69. Also, please expand your disclosure to describe how the per Mcf rates of depreciation and amortization are calculated.

8.   Please tell us and disclose how you account for customer contributions in aid of construction, including your presentation in the statements of cash flows.

Derivative Instruments, page 22

9.   Please expand your qualitative disclosures about derivative instruments to disclose your objectives for holding or issuing those instruments, the context needed to understand those objectives and your strategies for achieving those objectives. The description should distinguish the types of derivative instruments and your risk management policy for each type of instrument, including a description of the items or transactions for which risks are hedged. Please also provide quantitative information about derivative instruments to the extent necessary to allow investors to understand the effect of derivative instruments on your financial statements. Refer to paragraphs 44 and 45 of SFAS 133.

Note 2 - Share-Based Compensation, page 24

10.   Please expand your disclosure to provide the information needed to achieve the disclosure objectives of paragraph 64 of SFAS 123(R) as illustrated in paragraphs A240 and A241. As examples only, you should include a description of share-based arrangements including the general terms of the awards, weighted-average grant-date fair values of awards granted during the year, intrinsic values of awards exercised and exercisable, a description of the method and significant assumptions used to estimate the fair value of awards, and total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which such cost is expected to be recognized.

Note 4 - Other Regulatory Assets and Liabilities, page 25

11.   Please include a description of other regulatory liabilities in a manner similar to your description of other regulatory assets.

12.   Reference is made to your disclosure on page 6 with respect to the demand-side management program approved by the PSCU effective January 1, 2007. Please explain to us why you have recognized a regulatory liability for this program at December 31, 2006.

Note 9 - Commitments and Contingencies, page 28

13.   Please tell us why you believe your disclosure regarding commercial and regulatory claims and litigation and other legal proceedings in which you are involved complies with the provisions of SFAS 5. In your response, tell us the nature and amount of losses accrued pursuant to the provisions of paragraph 8 of SFAS 5 for each year presented. Also, in circumstances where there is reasonable possibility that a loss or additional loss may have been incurred, tell us the nature of the contingency and your estimate of the loss or range of loss. With regard to environmental matters referred to in Item 3 on page 9, please be specific in terms of the sites and the extent of your investigation to determine and quantify your liability. If applicable, please expand your disclosure in future filings to comply with paragraphs 9 and 10 of SFAS 5, FIN 14 and SAB Topic 5:Y. In addition, please also disclose whether you believe that any of the matters will have a material adverse effect on your operating results, cash flows or liquidity.

Form 10-Q for the Fiscal Period Ended September 30, 2007

General

14.   The comments above should be considered in future filings on Form 10-Q to the extent applicable.

Item 4T. Controls and Procedures, page 9

15.   You state that "Since the Evaluation Date there have not been any changes in [your] internal controls or other factors during the most recent fiscal quarter that could materially affect such controls." Please confirm to us, if true that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Also, please revise to disclose any change in internal control over financial reporting that occurred during the most recent quarter as opposed to since the evaluation date

that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308 (c) of Regulation S-K.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard J. Grossman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile